Exhibit 99.1

ZenaTech Poised to Benefit from Historic US Defense Spending─$33 Billion for Drone and Autonomy Investments in ‘One Big Beautiful Bill’

Vancouver, British Columbia, (July 8, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces that it anticipates it will benefit significantly from provisions in the recently passed One Big Beautiful Bill Act. This includes $33 billion in direct spending to advanced drones, autonomous systems, and broader US defense modernization, representing the largest single investment in these next-generation technologies to date. The bill signed into law on July 4th, 2025, also includes over $150 billion in new defense spending and restores vital tax and R&D incentives that support companies such as ZenaTech and its drone subsidiary ZenaDrone, that are focused on scaling next-generation aerospace technologies.

“This legislation is a generational opportunity for US companies engaged in advanced defense manufacturing and drone innovation, and we view it as both a catalyst and confirmation of our long-term strategy,” said Dr. Shaun Passley, CEO of ZenaTech. “The bill unlocks substantial opportunities for us to partner with government and defense agencies, while also strengthening our financial position through R&D expensing and bonus depreciation. We are ready to be a leader in the next era of aerial intelligence and autonomy with secure American-made drone systems.” added Dr. Passley.

Key Benefits for ZenaTech Under the New Legislation:

•$13.5 Billion in Drone and Autonomy Funding: The bill dedicates billions to low-cost unmanned aerial systems (UAS) and collaborative combat aircraft programs—areas where ZenaDrone’s proprietary drone technology is primed to play a role.

•$16 Billion for Military Innovation Initiatives: Includes targeted funding for the Defense Innovation Unit, small UAS scale-up, reusable hypersonics, and autonomous systems. ZenaTech intends to pursue new R&D partnerships under these programs.

•Restoration of Full R&D Expensing: Domestic research and development costs are now immediately deductible under Section 174, offering ZenaTech the ability to recover prior-year expenses and reinvest capital into emerging technologies.

•100% Bonus Depreciation Through 2029: The company can now fully expense qualified machinery, robotics, and software, significantly improving year-one capital efficiency.

•Energy-Efficiency Deductions Through 2026: With ongoing infrastructure expansion, ZenaTech will explore Section 179D deductions on facility upgrades and sustainable building investments.

The company will actively pursue opportunities aligned with new defense procurement channels opened under the bill.

Previously, the company announced its plan to qualify for Green UAS followed by Blue UAS certification for several of its ZenaDrone’s products. These are US government security vetting programs that certify drones as safe for federal and defense agency use. The portfolio of defense drone offerings include:

•The ZenaDrone 1000, a medium-sized VTOL(Vertical Takeoff and Landing) capable of lifting ~40 kg with AI-enabled autonomy, secure communications via its proprietary DroneNet system, and rugged construction. Designed for ISR- inspection, surveillance, and reconnaissance applications, it has undergone paid trials with both the US Air Force and Navy Reserve for critical cargo delivery (e.g., blood).

•The IQ Square, a VTOL drone (starting size 40”×40”) engineered for line-of-sight land surveys, infrastructure inspections, and defense reconnaissance tasks.

•The IQ Nano, a compact indoor drone (starting size 20″×20″), built to operate in GPS-denied environments like warehouses or military infrastructure for inventory management and security applications, it features obstacle avoidance, and AI-driven swarming or drone fleets.

•ZenaTech’s Drone as a Service (DaaS) offering will be tailored specifically for US defense and government agency use. The DaaS model accelerates government adoption by simplifying procurement and deployment, giving defense customers flexible, scalable, AI-powered drone solutions aligned with evolving mission needs.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business model and locations, and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.